UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-39327
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
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Park Place
55 Par-la-Ville Road
Hamilton HM 11 Bermuda
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program
Hamilton, Bermuda, September 9, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE: SDRL) initiated a share repurchase program June 26, 2024 to repurchase up to $200 million of the Company’s common shares in open market transactions on the OSE and NYSE through September 25, 2024 until no later than September 30, 2025 pursuant to an agreement with DNB Markets (“DNB”).
For the period from and including September 2, 2024, through September 9, 2024, the Company purchased a total of 485,105 shares at an average price of $39.88 per share. The transactions effected through the agreement with DNB comprise all the transactions effected by or on behalf of the Company during the period.

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
02 SEP 2024	OSE	-	-	-
02 SEP 2024	NYSE	-	-	-
03 SEP 2024	OSE	-	-	-
03 SEP 2024	NYSE	96,700	41.04	3,968,713
04 SEP 2024	OSE	-	-	-
04 SEP 2024	NYSE	96,700	41.16	3,980,520
05 SEP 2024	OSE	-	-	-
05 SEP 2024	NYSE	96,700	40.30	3,896,565
06 SEP 2024	OSE	-	-	-
06 SEP 2024	NYSE	96,700	39.10	3,780,921
09 SEP 2024	OSE	-	-	-
09 SEP 2024	NYSE	98,305	37.85	3,721,120
Period total	OSE	-	-	-
	NYSE	485,105	39.88	19,347,839
	Total	485,105	39.88	19,347,839
Previously disclosed totals (accumulated)	OSE	28,315	49.85	1,411,628
	NYSE	3,054,659	47.54	145,229,027
	Total	3,082,974	47.56	146,640,655
Program total	OSE	28,315	49.85	1,411,628
	NYSE	3,539,764	46.49	164,576,866
	Total	3,568,079	46.52	165,988,494
The issuer’s holding of repurchased shares: 3,568,079
Following the completion of the above transactions, the Company has repurchased a total of 3,568,079 of its own shares and increased its holding of the Company’s shares to 5.18% of the total issued share count.
Appendix:
An overview of all transactions made under the Company’s repurchase program and its agreement with DNB that have been carried out during the above-mentioned period is attached to this report and available at www.newsweb.no.
About Seadrill
Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.
Contact
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: September 10, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.